June 14, 2005

Via Facsimile ((604) 683-7059) and U.S. Mail

Philipp Buschmann
President
Sheer Ventures Inc.
475 Howe Street, Suite 1030
Vancouver, British Columbia
Canada V6C 2B3

Re:	Sheer Ventures Inc.
	Schedule 14F-1 filed May 26, 2005
	SEC File No. 005-80767

Dear Mr. Buschmann:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14F-1
1. Please file the stock purchase and stock exchange agreements as exhibits to your Current Report on Form 8-K filed on May 16, 2005.
2. Describe the stock purchase and exchange transactions in more detail. Disclose, for example, the consideration paid in connection with the stock purchase agreement, and the identity of the shares issued in connection with the stock exchange agreement. Also, please tell us, with a view toward revised disclosure, the basis for your apparent conclusion that the transactions constituted a change of control transaction. We note that the shares acquired under the stock purchase agreement amount to less than 40% of your then outstanding common stock.
3. Please provide the address for each shareholder listed in the table in paragraph 3. Refer to Item 403 of Regulation S-B.
4. Please provide the information required by Item 401(d) of Regulation S-B and the information required by Item 7(h) of Schedule
14A.
5. With respect to each of your directors and executive officers, list each person`s age. Refer to Item 401(a) of Regulation S-B.
6. With respect to paragraph 9, please revise your disclosure to address the last two years, as required by Item 404(a) of Regulation
S-B.
7. With respect to paragraph 12, please describe briefly the amendments to the bylaws effected on May 25, 2005.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions


Philipp Buschmann
Sheer Ventures Inc.
June 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE